

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

Re: Otis Gallery LLC
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 17
    Filed January 15, 2021
    File No. 024-10951

Dear Mr. Karnjanaprakorn :

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua